UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 4, 2022

Commission File Number: 001-39777

Nanobiotix S.A.
(Exact Name of Registrant as Specified in its Charter)

60 Rue de Wattignies
75012 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Nanobiotix S.A. (the “Company”) is furnishing this Current Report on Form 6-K to provide (i) an English translation of its by-laws (statuts) as amended on April 28, 2021 and (ii) its Operating and Financial Review and Prospects with respect to its unaudited consolidated financial statements for the six-month periods ended June 30, 2021 and 2020, which were previously furnished as Exhibit 99.1 to the Company’s Current  Report on Form 6-K on September 8, 2021. This Current Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-253062 and 333-257239).

EXHIBIT INDEX

Exhibit	Description

3.1	By-laws (statuts) of the registrant (English translation), as amended on April 28, 2021
99.1	Operating and Financial Review and Prospects for the six-month periods ended June 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A. (Registrant)

February 4, 2022	By:	/s/ Bart Van Rhijn
Bart Van Rhijn
Chief Financial Officer